# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: M3-Brigade Acquisition V Corp., CIK 0002016072
CUSIP: G63212107
Title of class of securities: Class A Ordinary Shares, par value $0.0001
Address of issuer's principal executive offices: 1700 BROADWAY, 19TH FLOOR, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002012961

## Reporting persons
- M3-Brigade Sponsor V LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- M3-Brigade Acquisition Partners V Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mohsin Y. Meghji: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: M3-Brigade Acquisition V Corp.
Address of issuer's principal executive offices: 1700 Broadway, 19th Floor, New York, NY 10019

## Item 2. Person Filing
Name of person filing:
This statement is being filed on behalf of each of the following persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"):

1. M3-Brigade Sponsor V LLC
2. M3-Brigade Acquisition Partners V Corp.
3. Mohsin Y. Meghji
Address of principal business office or, if none, residence:
1700 Broadway, 19th Floor
New York, NY 10019
Citizenship: See row 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See row 9 of the cover page of each Reporting Person.
Percent of class: See row 11 of the cover page of each Reporting Person.
Sole power to vote or to direct the vote: See row 5 of the cover page of each Reporting Person.
Shared power to vote or to direct the vote: See row 6 of the cover page of each Reporting Person.
Sole power to dispose or to direct the disposition: See row 7 of the cover page of each Reporting Person.
Shared power to dispose or to direct the disposition: See row 8 of the cover page of each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated as of November 25, 2024, by and among M3-Brigade Sponsor V LLC, M3-Brigade Acquisition Partners V Corp. and Mohsin Y. Meghji (previously filed).

## Signatures
- M3-Brigade Sponsor V LLC: /s/ Mohsin Y. Meghji, Mohsin Y. Meghji, Authorized Person (08/15/2025)
- M3-Brigade Acquisition Partners V Corp.: /s/ Mohsin Y. Meghji, Mohsin Y. Meghji, Authorized Person (08/15/2025)
- Mohsin Y. Meghji: /s/ Mohsin Y. Meghji, Mohsin Y. Meghji (08/15/2025)